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                             March 29, 2023

       James Barge
       Chief Financial Officer
       Lions Gate Entertainment Corp.
       250 Howe Street, 20th Floor
       Vancouver, British Columbia V6C 3R8

                                                        Re: Lions Gate
Entertainment Corp.
                                                            Form 10-K for
Fiscal Year Ended March 31, 2022
                                                            Filed May 26, 2022
                                                            Item 2.02 Form 8-K
dated February 9, 2023
                                                            Response dated
March 23, 2023
                                                            File No. 001-14880

       Dear James Barge :

              We have reviewed your March 23, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 14, 2023 letter.

       Item 2.02 Form 8-K dated February 9, 2023

       Exhibit 99.1
       Use of Non-GAAP Financial Measures, page 12

   1. We note your response to comment 7 and related disclosure on pages 12 and 16. The compensation expenses
related to the accretion of the noncontrolling interest discount related to Pilgrim
Media Group and 3 Arts Entertainment, the amortization of the recoupable portion of
the purchase price, and the earned distributions related to 3 Arts
                                                        Entertainment appear to
be normal and recurring expenses necessary to your operations and revenue generating
activities. Please revise your presentation to remove such
                                                        adjustments from your
non-GAAP measure reconciliations. Alternatively, tell us in
 James Barge
Lions Gate Entertainment Corp.
March 29, 2023
Page 2
         greater detail why these adjustments are appropriate. Refer to Question 100.01 of the
         Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Reconciliation of Net Income (Loss) Attributable to Lions Gate Entertainment Corp.
Shareholders..., page 18

2. We read your response to comment 8. Your non-GAAP adjustment for deferred tax valuation allowance removes the effects of the valuation allowance from your GAAP tax provision and appears to change your income taxes recognition method, resulting in an individually tailored accounting. Please remove this adjustment from your reconciliation of Net Income (Loss) Attributable to Lions Gate Entertainment Corp. Shareholders. Refer
         to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations.
       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



FirstName LastNameJames Barge                                Sincerely,
Comapany NameLions Gate Entertainment Corp.
                                                             Division of
Corporation Finance
March 29, 2023 Page 2                                        Office of Trade &
Services
FirstName LastName